SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                      (Amendment No.  3)*


                HARRINGTON FINANCIAL GROUP, INC.

                        (Name of Issuer)


            COMMON STOCK, $.125 PAR VALUE PER SHARE

                 (Title of Class of Securities)


                          413801 10 1

                         (CUSIP Number)


    		      Douglas T. Breeden
  		       100 Europa Drive
  		 Chapel Hill, North Carolina  27514
       		        (919) 967-7221

(Name, Address, Telephone Number of Persons Authorized to Receive
Notices and Communications)

                        July 30, 1997

    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Douglas T. Breeden
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                           [ ]
                                                           (b)
                                                           [ ]

  3   SEC USE ONLY


  4   SOURCE OF FUNDS*

      PF, OO
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]


  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

   NUMBER OF       7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY            1,473,090
 OWNED BY EACH
   REPORTING
  PERSON WITH
                   8     SHARED VOTING POWER

                         30,400
                   9     SOLE DISPOSITIVE POWER

                         1,473,090
                   10    SHARED DISPOSITIVE POWER

                         30,400
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       1,503,490
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                  [ ]


 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       46.163%
 14    TYPE OF REPORTING PERSON*

       IN



Item 1.  Security and Issuer

      The securities as to which this Schedule 13D ("Schedule") relate are the shares of common stock, $.125 par value per share ("Common Stock"), of Harrington Financial Group, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 722 Promenade, Richmond, Indiana 47375.

Item 2.  Identity and Background

           (a)  Douglas T. Breeden ("Reporting Person").

           (b)   The Reporting Person's business address  is  100
Europa Drive, Chapel Hill, North Carolina 27514.

           (c) The Reporting Person is the Chairman of the Board of Directors of the Issuer. The Reporting Person is also Chairman of the Board and Chief Executive Officer of Smith Breeden Associates, Inc. ("Smith Breeden"). Smith Breeden renders investment advice and asset and liability management services to financial institutions, corporate and government pension plans, foundations and government agencies.

          (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

          (f)  The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

        The Reporting Person acquired 33,000 shares of Common Stock on July 30, 1997 at $11.625 per share for an aggregate purchase price of $386,268. The purchase was funded one-half with personal funds and one-half with margin borrowings. Breeden Community Corporation, a corporation controlled by the Reporting Person, purchased 7,500 shares of Common Stock on July 31, 1997 at $11.375 per share for an aggregate purchase price of $85,840. Breeden Community Corporation also purchased 7,500 shares of Common Stock on August 1, 1997 at $11.375 per share for an aggregate purchase price of $85,840. The funds for these purchases were derived one-half from a capital contribution from the personal funds of the Reporting Person and one-half from margin borrowings. All purchases were made in the open market through Hilliard Lyons, Inc.


Item 4.  Purpose of Transaction

           The Reporting Person is presently the Chairman of the Board of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control.
            The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

           (a) The Reporting Person beneficially owns 1,503,490 shares of Common Common Stock of the Issuer which represents approximately 46.163% of the outstanding shares of Common Stock. This includes options to purchase 200 shares which are currently exercisable. As of August 7, 1997, 3,256,738 shares of Common Stock were outstanding. The Reporting Person also has been granted options to purchase an aggregate of 16,000 shares of Common Stock, which are exercisable between December 15, 1997 and January 15, 1998 at $7.50 per share and are not currently deemed to be beneficially owned by the Reporting Person. In addition, the Reporting Person has been granted options to purchase an aggregate of 1,000 shares of Common Stock at $10.00 per share, which vest and are exercisable at a rate of 20% per year from May 6, 1997 through May 6, 2001. 200 of these options are currently vested and exercisable and the shares are deemed to be beneficially owned. The remaining options to purchase 800 shares are not currently deemed to be beneficially owned by the Reporting Person. The Reporting Person has also been granted options to purchase an aggregate of 1,000 shares of Common Stock at $11.50 per share, which vest and are exercisable at a rate of 20% per year from May 6, 1998 through May 6, 2002 and are not currently deemed to be beneficially owned by the Reporting Person.

            (b)   The  Reporting  Person  has  sole  voting   and
dispositive power with respect to 1,473,090 shares of Common Stock (which includes 200 options which are currently exercisable). The Reporting Person may be deemed to have shared voting and dispositive power with respect to 11,400 shares of Common Stock held by his wife, 4,000 shares held by his wife as custodian for their children, and 15,000 shares held by Breeden Community Corporation, a corporation controlled by the Reporting Person.


           (c) The Reporting Person acquired 33,000 shares of Common Stock on July 30, 1997 at $11.625 per share for an aggregate purchase price of $386,268. Breeden Community Corporation, a corporation controlled by the Reporting Person, purchased 7,500 shares of Common Stock on July 31, 1997 at $11.375 per share for an aggregate purchase price of $85,840. Breeden Community Corporation also purchased 7,500 shares of Common Stock on August 1, 1997 at $11.375 per share for an aggregate purchase price of $85,840. All purchases were made in the open market through Hilliard Lyons, Inc.

          (d)  Not Applicable.

          (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than the bank loans and pledges of securities described in Item 3 above. The Reporting Person is the Chairman of the Board of Directors of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons. The Reporting Person is also Chairman of the Board and Chief Executive Officer of Smith Breeden, who provides financial and investment advice to the Issuer and Harrington Bank, FSB, a wholly-owned subsidiary of the Issuer.

Item 7.  Material to be Filed as Exhibits

     Not applicable.

                           Signatures




      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.






                                        /s/Douglas T. Breeden
                                        Douglas T. Breeden




                                        Date:  August 7, 1997